MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX to Present at the UBS 2006 Global Life Science Conference

Vancouver, BC, CANADA & San Diego, CA, USA – September 26th, 2006 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, will make a presentation at the UBS 2006 Global Life Sciences Conference being held in New York City September 25-28, 2006.  Dr. Jim DeMesa, President and Chief Executive Officer, will present a corporate overview on September 28th at 11:30am (ET) in Ballroom A of the Grand Hyatt New York.  A webcast of the presentation will be available by registering at www.ibb.ubs.com (click on  “Conferences” box and then “Webcast” for the September 25-28 conference) and a copy of the presentation will be available on the Company’s web site at www.migenix.com the day of the presentation.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

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